                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A
                               (AMENDMENT NO. 2)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         HEARST-ARGYLE TELEVISION, INC.
             (Exact name of registrant as specified in its charter)

            Delaware                                  74-2717523
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                               888 Seventh Avenue
                            New York, New York 10106
                    (Address of principal executive offices)


        Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                               Name of each exchange on which
to be so registered:                          each class is to be so registered:
--------------------                          ----------------------------------

Series A Common Stock, par value                         New York Stock Exchange
$.01 per share

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box |X|.

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box |_|.


        Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE

Item 1. Description of Registrant's Securities to be Registered

            Set forth below is a description of the capital stock of Hearst-Argyle Television, Inc. (the "Company") pursuant to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), which description replaces in its entirety the description of the capital stock of Hearst-Argyle Television, Inc. contained in a Form 8-A/A dated September 5, 1997.

            Common Stock. The Company has 200 million shares of authorized common stock, par value $.01 per share, with 100 million shares designated as Series A Common Stock ("Series A Common Stock") and 100 million shares designated as Series B Common Stock ("Series B Common Stock"). Except as otherwise described below, the issued and outstanding shares of Series A Common Stock and Series B Common Stock will vote together as a single class on all matters submitted to a vote of stockholders, with each issued and outstanding share of Series A Common Stock and Series B Common Stock entitling the holder thereof to one vote on all such matters. With respect to any election of directors, (i) the holders of the shares of Series A Common Stock will be entitled to vote separately as a class to elect two members of the Company's Board of Directors (the "Series A Directors") and (ii) the holders of the shares of Series B Common Stock will be entitled to vote separately as a class to elect the balance of the Company's Board of Directors (the "Series B Directors"); provided, however, that the number of Series B Directors shall not constitute less than a majority of the Company's Board of Directors. Any director may resign at any time upon giving written notice to the Company. The directors may only be removed for cause by a vote of the holders of a majority of the Company's Common Stock voting together as a class. Any Series A Director who resigns or is removed may be replaced only by the remaining Series A Director or, if there are no remaining Series A Directors, by a vote of the holders of a majority of the Series A Common Stock voting separately as a class. Similarly, any Series B Director who resigns or is removed may be replaced only by the remaining Series B Directors or, if there are no remaining Series B Directors, by a vote of the holders of a majority of the Series B Common Stock voting separately as a class. If no shares of Series A Common Stock are issued and outstanding at any given time, then the holders of shares of Series B Common Stock will elect all of the Company's directors. Conversely, if no shares of Series B Common Stock are issued and outstanding, then the holders of the shares of Series A Common Stock will elect all of the Company's directors.

            All of the outstanding shares of Series B Common Stock are required to be held by The Hearst Corporation, a Delaware corporation ("Hearst"), or a Permitted Transferee (as defined below). No holder of shares of Series B Common Stock may transfer any such shares to any person other than to (i) Hearst; (ii) any corporation into which Hearst is merged or consolidated or to which all or substantially all of Hearst's assets are transferred; or, (iii) any entity controlled by Hearst (each a "Permitted Transferee"). Series B Common Stock, however, may be converted at any time into Series A Common Stock and freely transferred, subject to the terms and conditions of the Company's Certificate of Incorporation and to applicable securities laws limitations. If at any time the Permitted Transferees first hold in the aggregate less than 20% of all shares of the Company's Common Stock that are then issued and outstanding, then each issued and outstanding share of Series B Common Stock automatically will be converted into one fully-paid and nonassessable share of Series A Common Stock, and the Company will not be entitled to issue any additional shares of Series B Common Stock. Notwithstanding any other provision to the contrary, no holder of Series B Common Stock shall (i) transfer any shares of Series B Common Stock;
(ii) convert Series B Common Stock; or, (iii) be entitled to receive any cash, stock, other securities or other property with respect to or in exchange for any shares of Series B Common Stock in connection with any merger or consolidation or sale or conveyance of all or substantially all of the property or business of the Company as an entity, unless all necessary approvals of the Federal

Communications Commission ("FCC") as required by the Communications Act of 1934, as amended (the "Communications Act"), and the rules and regulations thereunder have been obtained or waived.

            Preferred Stock. The Company has one million shares of authorized preferred stock, par value $.01 per share. Under the Company's Certificate of Incorporation, the Company has two issued and outstanding series of preferred stock, Series A Preferred Stock and Series B Preferred Stock (collectively, the "Preferred Stock"). Each series of Preferred Stock has 10,938 shares issued and outstanding. The Preferred Stock has a cash dividend feature whereby each share will accrue $65 per share annually, to be paid quarterly. The Series A Preferred Stock is convertible at the option of the holders, at any time, into Series A Common Stock at a conversion price of (i) on or before December 31, 2000, $35;
(ii) during the calendar year December 31, 2001, the product of 1.1 times $35; and, (iii) during each calendar year after December 31, 2001, the product of 1.1 times the preceding year's conversion price. The Company has the option to redeem all or a portion of the Series A Preferred Stock at any time after June 11, 2001 at a price equal to $1,000 per share plus any accrued and unpaid dividends.

            The holders of Series B Preferred Stock have the option to convert such Series B Preferred Stock into shares of Series A Common Stock at any time after June 11, 2001 at the average of the closing prices for the Series A Common Stock for each of the 10 trading days prior to such conversion date. The Company has the option to redeem all or a portion of the Series B Preferred Stock at any time on or after June 11, 2001, at a price equal to $1,000 per share plus any accrued and unpaid dividends.

            The issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock are entitled to vote on all matters submitted to a vote of holders of Series A Common Stock, with such shares of Series A Preferred Stock and Series B Preferred Stock voting together as a single class with the shares of Series A Common Stock. Each share of Series A Preferred Stock is entitled to the number of votes (rounded up to the next whole number) equal to the number of shares of Series A Common Stock into which such share is convertible. Each share of Series B Preferred Stock is entitled to (i) 29 votes, if the record date for the stockholder meeting at which such votes are to be cast is before July 11, 2001 or (ii) thereafter, the number of votes (rounded up to the next whole number) equal to the number of shares of Series A Common Stock into which such share is convertible. Except with respect to any proposal to amend the Company's Certificate of Incorporation that may adversely affect the rights of the respective series of Preferred Stock and except as required by Delaware General Corporation Law ("DGCL"), neither the Series A Preferred Stock nor the Series B Preferred Stock is entitled to vote separately as a class.

Foreign Ownership

            Pursuant to the Company's Certificate of Incorporation and in order to comply with FCC rules and regulations, the Company will not be permitted to issue any shares of capital stock of the Company to (i) a person who is a citizen of a country other than the U.S.; (ii) any entity organized under the laws of a government other than the government of the U.S. or any state, territory or possession of the U.S.; (iii) a government other than the government of the U.S. or any state, territory or possession of the U.S.; (iv) a representative of, or an individual or entity controlled by, any of the foregoing; or, (v) any other person or entity whose alien status would be cognizable under the Communications Act (individually, an "Alien;" collectively, "Aliens"), if such issuance would result in the total number of shares of such capital stock held or voted by Aliens exceeding 25% of (x) the capital stock outstanding at any time and from time to time or (y) the total voting power of all shares of such capital stock outstanding and entitled to vote at any time and from time to time. In addition, the Company will not be permitted to transfer on the books of the Company any capital stock to any Alien that would result in the total number of shares of such capital stock held or voted by Aliens exceeding such 25% limits. The Company's Certificate of Incorporation also provides that no Alien or Aliens, individually or collectively, will be entitled to vote or direct or control the vote of more than 25% of (i) the total number of all shares of capital stock of the Company outstanding at any time and from time to time or (ii) the total voting power of all shares of capital stock of the Company outstanding and entitled to vote at any time and from time to time (or such limits greater or lesser than 25% as may be subsequently imposed by statute or regulation). The Company's Board of Directors will have the right to redeem any shares determined to be owned by an Alien or Aliens, at the fair market value of the shares to be redeemed, if the Board of Directors determines such redemption is necessary to comply with these Alien ownership restrictions of the Communications Act and rules of the FCC.

Certain Anti-Takeover Matters

            General. Certain provisions of the Company's Certificate of Incorporation and the DGCL may have the effect of impeding the acquisition of control of the Company by means of a tender offer, a proxy fight, open market purchases or otherwise in a transaction not approved by the Company's Board of Directors.

            The provisions of the Company's Certificate of Incorporation and the DGCL described below are designed to reduce, or have the effect of reducing, the vulnerability of the Company to an unsolicited proposal for the restructuring or sale of all or substantially all of the assets of the Company or an unsolicited takeover attempt that is unfair to the Company's stockholders. The summary of such provisions set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Certificate of Incorporation, the Company's by-laws and the DGCL.

            The Company's Board of Directors has no present intention to introduce additional measures that might have an anti-takeover effect. The Company's Board of Directors, however, expressly reserves the right to introduce such measures in the future.

            Classified Board; Removal of Directors. The Company's Certificate of Incorporation provides that the Company's Board of Directors shall consist of not less than seven directors, with the exact number of directors to be determined from time to time by the Company's Board of Directors and designated in the by-laws. The Company's by-laws provide that the number of directors will be 11 and thereafter the minimum number of directors will be seven and the maximum number of directors will be 15. The Company's Certificate of Incorporation further provides that the Company's Board of Directors will be divided into two classes, as long as there are no more than two Series A Directors, and that, after an initial term, each director will be elected for a two-year term. The Company's Certificate of Incorporation also provides that, in the event there are three or more Series A directors, the Company's Board of Directors will be divided into three classes, and that, after an initial term, each director will be elected for a three-year term. Whether there are two or three classes of directors, the Series A Directors are to be divided among the classes as equally as possible. A classified Board of Directors is intended to assure the continuity and stability of the Company's Board of Directors and the Company's business strategies and policies. The classified board provision could increase the likelihood that, in the event of a takeover of the Company, incumbent directors will retain their positions. In addition, the classified board provision helps ensure that the Company's Board of Directors, if confronted with an unsolicited proposal from a third party that has acquired a block of the voting stock of the Company, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all stockholders. The directors may only be removed for cause by a vote of the holders of a majority of the Company's Common Stock voting together as a class.

            Business Combinations. The Company, as a Delaware corporation, is subject to Section 203 ("Section 203") of the DGCL. In general, subject to certain exceptions, Section 203 prohibits a Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the Board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether or not shares held subject to the plan will be tendered in a tender or exchange offer); or, (iii) at or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. Section 203 defines a "business combination" to include certain mergers, consolidations, asset sales and stock issuances and certain other transactions resulting in a financial benefit to an "interested stockholder." In addition, Section 203 defines an "interested stockholder" to include any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with such an entity or person.

            Controlling Stockholder. Hearst Broadcasting, Inc. ("Hearst Broadcasting"), a Delaware corporation and wholly owned subsidiary of Hearst currently owns 100% of the Company's issued and outstanding Series B Common Stock and 12.7% of the Company's issued and outstanding Series A Common Stock, constituting approximately 79.6% of the outstanding shares of the Company's Common Stock. Through its ownership of the Series B Common Stock Hearst Broadcasting has the right to elect not less than a majority of the Company's Board of Directors. See description of "Common Stock" contained herein. Hearst Broadcasting's ownership of the Series B Common Stock may have the effect of impeding the acquisition of control of the Company.

Limitations on Director Liability

            The Company's Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, a director or former director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.

Registration Rights

            The Company has executed a Registration Rights Agreement for the benefit of certain holders of Series A Common Stock that are former partners of Argyle Television Investors, L.P. (collectively, the "ATI Holders"). The Registration Rights Agreement provides that the ATI Holders have the right, subject to certain limitations and conditions, to require the Company to register for distribution through a firm commitment underwriting all or any portion of Series A Common Stock issued to them in the merger effective as of August 29, 1997 of a wholly-owned subsidiary of Hearst with and into Argyle Television, Inc. ("Argyle"), with Argyle as the surviving corporation renamed "Hearst-Argyle Television, Inc." In addition, the ATI Holders also will have piggyback registration rights with respect to any proposed offering of Series A Common Stock for cash through a firm commitment underwriting sought by the Company.

Transfer Agent and Registrar

            The Transfer Agent and Registrar of Series A Common Stock is Harris Trust and Savings Bank.

Listing

            The Series A Common Stock is to be listed on the New York Stock Exchange under the trading symbol "HTV."

Item 2. Exhibits

            Not applicable

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    HEARST-ARGYLE TELEVISION, INC.


                                    By:      /s/ Dean H. Blythe
                                      -----------------------------------------
                                         Name:  Dean H. Blythe
                                         Title: Senior Vice President-
                                                Corporate Development,
                                                Secretary and General Counsel

Date:  July 14, 1998